SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2003

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering reaffirms outlook for 2003 after successful third quarter

Berlin, October 27, 2003 - Schering AG, Germany, (FSE: SCH, NYSE: SHR) announced today that net sales of the Schering AG Group were EUR3,553m in the first nine months of 2003 (+5% currency adjusted). This is due to the positive development of our business in the third quarter of 2003, when net sales increased by 8% after adjusting for currency and structure effects. Overall, third quarter net sales of EUR1,215m remained at the previous year’s level.

The strength of the euro compared to the U.S. dollar and to other important currencies continued to have a negative impact on net sales in the third quarter. However, negative currency effects in the third quarter (–7%) decreased slightly compared to the first six months of 2003 (–11%).

“Third quarter growth, in particular in our core business fields, shows that our products performed well in a difficult market environment. Currency adjusted double-digit sales growth in the fields of fertility control, oncology and MRI contrast agents is encouraging,” said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. “Under these conditions, we can now define the forecast we announced in July 2003 more precisely: for the full year 2003 we anticipate that earnings per share, despite negative currency effects, will be three to six percent below the adjusted figure of the previous year.”

Operating profit rose by 14% in the third quarter of 2003. The slight currency-related decrease in gross profit was offset by profits from currency hedges. Furthermore, operating costs decreased by 3%. Overall, the operating profit in the first nine months of 2003 was at the previous year’s level. Earnings per share were EUR1.78, adjusted for one-time effects, and were 2% below the previous year’s figure.

END

First nine months of 2003 key data (year-on-year):
– Net sales: EUR 3,553 million; +5% (currency adjusted); –5% (overall)
– Gross profit: EUR 2,671 million; –6%
– R&D costs: EUR 682 million; –2%
– Operating profit: EUR 540 million; –1%
– Net profit: EUR 347 million; –4%*
– EPS basic: EUR 1.78; –2%*
– Cash flow: EUR 549 million; –1%
– Number of employees (average): 26,608; +2%

*percentage change adjusted for one-time effects, in particular sale of our interest in Aventis CropScience

Third quarter of 2003 key data (year-on-year):
– Net sales: EUR 1,215 million; +8% (adjusted for currency and structure effects); 0% (overall)
– Gross profit: EUR 911 million; –2%
– R&D costs: EUR 247 million; –1%
– Operating profit: EUR 166 million; +14%
– Net profit: EUR 97 million; +18%*
– EPS basic: EUR 0.50; +21%*
– Cash flow: EUR 167 million; –10%

*percentage change adjusted for one-time effects, in particular sale of our interest in Aventis CropScience

An analyst conference call will be held and audio webcast on our website www.schering.de today, October 27, 2003, at 16.00 hours CET.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng

INTERIM REPORT

Q1-3/2003 at a Glance

  Net sales up 5% currency adjusted

  Significant increase in our core business fields (currency adjusted):
  fertility control +14%; oncology +23%; MRI contrast agents +10%

  Net sales of Yasmin® more than doubled currency adjusted

  Operating profit in first nine months at previous year’s level

Key data	EURm		Change	EURm		Change
	Q1-3/2003	Q1-3/2002	in %	Q3/2003	Q3/2002	in %
Net sales	3,553	3,752	–5%	1,215	1,212	0%
Gross profit	2,671	2,852	–6%	911	931	–2%
Operating profit	540	544	–1%	166	146	+14%
Profit from ordinary activities	558	978	–43%	168	–129	*
Net profit	347	764	–55%	97	–73	*
Net profit, adjusted**	347	361	–4%	97	82	+18%
Cash flow	549	556	–1%	167	185	–10%
Basic earnings per share (EUR)	1.78	3.87	–54%	0.50	–0.37	*
Basic earnings per share, adjusted** (EUR)	1.78	1.83	–2%	0.50	0.42	+21%
Number of employees (average)	26,608	26,108	+2%	–	–	–

* percentage change not meaningful
**2002 figures adjusted for one-time effects, in particular from the sale of our interest in Aventis CropScience

Top-selling products			Sales Q1-3/2003	Change from Q1-3/2002
			EURm	total	currency adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	563	–2%	+8%
2.	Magnevist®	(diagnostics)	225	–5%	+8%
3.	Yasmin®	(fertility control)	195	+91%	+116%
4.	Iopamiron®	(diagnostics)	189	–14%	–3%
5.	Ultravist®	(diagnostics)	178	–2%	+5%
6.	Diane®	(gynecology)	151	–14%	–6%
7.	Mirena®	(fertility control)	116	+18%	+27%
8.	Fludara®	(therapeutics)	111	+1%	+13%
9.	Microgynon®	(fertility control)	92	–8%	+7%
10.	Meliane®	(fertility control)	89	–5%	+3%
	Total		1,909	+1%	+12%
Total as % of Group sales			54%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Schering AG Shares

The Schering AG shares closed at EUR37.38 at the end of September 2003, thus underperforming the German share index DAX, which has gained approximately 13% since the beginning of the year. The STOXX Healthcare sector index gained 3% in the same period.

This year Schering AG has once again fulfilled the conditions of the Dow Jones Sustainability World Index (DJSI World) as well as the FTSE4Good Index of the London Stock Exchange. Therefore, the Schering AG shares continue to be listed in these benchmark indices.

As of September 30, 2003, a total of 194 million Schering AG shares were in circulation. In addition, we held a total of 2.5 million treasury shares which we had bought back during the first quarter of 2003 as part of our share buy-back program.

Schering AG share ratios	Q1-3/2003	Q1-3/2002	Q3/2003	Q3/2002	Year 2002
Basic earnings per share (EUR)	1.78	3.87	0.50	–0.37	4.39
Basic earnings per share, adjusted* (EUR)	1.78	1.83	0.50	0.42	2.35
	Sept. 30, 2003	Sept. 30, 2002	Dec. 31, 2002
Share price (EUR)	37.38	48.50	41.45
Market capitalization (EURm)	7,252	9,555	8,145
Shareholders’ equity (EURm)	2,884	2,910	2,934
Number of shares (in millions)	194	197	196.5

* 2002 figures adjusted for one-time effects, in particular from the sale of our interest in Aventis CropScience

Business Trends in the Schering AG Group

Q1-3/2003

Net sales by Region	EURm		Change from Q1-3/2002				% of total
	Q1-3/2003	Q1-3/2002	total	volume/price	currency	structure*	Q1-3/2003	Q1-3/2002
Europe Region	1,774	1,770	0%	+5%	–2%	–3%	50%	47%
United States Region	874	940	–7%	+9%	–19%	+3%	25%	25%
Japan Region	369	424	–13%	–2%	–11%	0%	10%	11%
Latin America/Canada Region	279	326	–15%	+14%	–29%	0%	8%	9%
Asia/Middle East Region	156	176	–11%	–2%	–9%	0%	4%	5%
Other Activities	101	116	–13%	–10%	–3%	0%	3%	3%
Total	3,553	3,752	–5%	+5%	–10%	0%	100%	100%

Q3/2003

Net sales by Region	EURm		Change from Q3/2002				% of total
	Q3/2003	Q3/2002	total	volume/price	currency	structure*	Q3/2003	Q3/2002
Europe Region	598	568	+5%	+8%	–1%	–2%	49%	47%
United States Region	299	308	–3%	+12%	–15%	0%	25%	26%
Japan Region	125	148	–15%	–6%	–9%	0%	10%	12%
Latin America/Canada Region	102	99	+3%	+15%	–12%	0%	8%	8%
Asia/Middle East Region	58	55	+6%	+14%	–8%	0%	5%	4%
Other Activities	33	34	–2%	0%	–2%	0%	3%	3%
Total	1,215	1,212	0%	+8%	–7%	–1%	100%	100%

* Effects from acquisitions and divestitures

Net sales

Net sales of the Schering AG Group were EUR3,553m in the first nine months, 5% less than in the previous year. However, currency adjusted net sales increased by 5%. This is due to the positive development of our business in the third quarter of 2003, when net sales increased by 8% after adjusting for currency and structure effects. Overall, third quarter net sales of EUR1,215m remained at the previous year’s level.

The strength of the euro compared to the U.S. dollar and to other important currencies continued to have a negative impact on net sales in the third quarter. However, negative currency effects declined slightly in the third quarter compared to the first six months of 2003.

The currency adjusted increase in net sales was mainly attributable to the positive development of our top-ten products (+12% in the first nine months). Net sales of Betaferon® increased by 8% currency adjusted. This meant an acceleration in growth in the third quarter of 2003 compared to the first six months of 2003, when the increase was lower due to wholesaler stocking in 2002. Net sales of our novel oral contraceptive Yasmin® continue to grow steadily and have more than doubled in local currencies compared to the previous year’s period. In the meantime, Yasmin® is our third best selling product.

Drug pricing and reimbursement are increasingly being regulated by governments, especially in Europe and Japan. In addition, some products were exposed to more intensive generic competition. Despite these negative effects, currency adjusted net sales in all Regions, except Japan, increased in the third quarter of 2003.

Operating profit and net profit

Our operating profit rose by 14% in the third quarter of 2003. The slight currency related decrease in gross profit was offset by profits from currency hedges. Furthermore, operating costs decreased by 3%. Overall, the operating profit in the first nine months of 2003 was at the previous year’s level.

Within the Result from investments for the first nine months, the elimination of the profit contribution from Aventis CropScience (previous year: EUR45m) was partially compensated by the profit from the sale of investments (EUR33m). The Other financial result improved due to the reduction of interest cost on pension obligations. Excluding one-time effects of EUR403m (after taxes) in the previous year, in particular from the sale of our interest in Aventis CropScience as well as acquisition-related expenses, the net profit of EUR347m was 4% below the comparable figure of the previous year.

Sales Trends by Region

Europe Region

In the Europe Region, net sales of EUR1,774m in the first nine months remained at previous year’s level. Despite increasing governmental price control and more intensive generic competition, in particular in Germany, Italy and France, we recorded a 5% volume/price increase in net sales.

Net sales in the Gynecology&Andrology business area rose to EUR720m (+6% currency adjusted). The positive development in the field of fertility control (+10% currency adjusted) more than compensated a sales decline in the hormone therapy business. This was particularly due to the excellent development of our novel oral contraceptive Yasmin®, net sales of which more than doubled and reached EUR80m. Testogel®, our hormone therapy product for men, was also launched in Portugal, Finland and Austria – following Germany and Great Britain.

In the Specialized Therapeutics business area, net sales increased by 7% after adjusting for currency and structure effects to a total of EUR624m. Net sales of our top-selling product Betaferon® rose by 11% after adjusting for currency effects. This positive development was particularly due to intensified support programs for physicians and patients as well as to the high acceptance of the room-temperature stable formulation. In the field of oncology, net sales of MabCampath® continued to benefit from the new option of a combination therapy with Fludara®.

Net sales in the Diagnostics&Radiopharmaceuticals business area remained almost constant at EUR335m (+1% currency adjusted). Increased sales volumes of contrast agents for magnetic resonance imaging (MRI) more than offset decreasing prices in X-ray contrast media as well as in the radiopharmaceutical business.

United States Region

Net sales in the United States Region rose by 12% after adjusting for currency effects. The structure effect (+3%) represented net sales of Leukine® until the end of June 2003. Overall, net sales declined by 7% to EUR874m, due to currency effects stemming from a considerably weaker U.S. dollar compared to the first nine months of 2002.

In our Gynecology&Andrology business area, net sales rose by 20% after adjusting for currency effects. This increase was attributable to a significant sales growth of 41% (currency adjusted) in the field of fertility control. In particular, net sales of Yasmin® nearly doubled in local currency, totaling EUR101m in the first nine months of 2003. Yasmin®’s share of new prescriptions for oral contraceptives continued to increase and has reached more than 9%. Net sales of Mirena® (+57% currency adjusted) benefited from improved reimbursement support for this innovative fertility control product.

Net sales of our Specialized Therapeutics business area rose to EUR374m (+10% currency adjusted), in particular due to an increase in net sales of Leukine®. Net sales of Betaferon® increased again (+2% currency adjusted), after net sales had decreased in the first six months of 2003 because of wholesaler stocking in 2002. Betaferon® continued to hold its market share of 21%. Net sales of our products in the field of hematology also increased. However, Fludara®, which lost its patent protection in the U.S. in August 2003, is expected to experience increasing generic competition in the future. Net sales of Campath® increased by 69% (currency adjusted) and amounted to EUR35m. Campath® is increasingly being used at an earlier stage in the treatment of chronic lymphocytic leukemia (CLL).

In the Diagnostics&Radiopharmaceuticals business area, net sales rose by 10% currency adjusted. Net sales of Magnevist® (+15% currency adjusted) were driven by the increased use of contrast imaging agents in MRI examinations. Net sales of application systems for contrast media (+12% currency adjusted) also benefited from this trend.

Japan Region

In the Japan Region, net sales in local currency decreased by 2%. Slight increases in volume (+1%) were unable to compensate lower prices (–3%) resulting from government imposed price reductions. The continuing negative exchange rate effect impacted net sales by –11%. Overall, net sales decreased by 13% to EUR369m.

In the Gynecology&Andrology business area, net sales in local currency matched last year’s level. With Triquilar® we were able to expand our leading market position in the area of fertility control.

Currency adjusted net sales in the Specialized Therapeutics business area remained almost unchanged at previous year’s level. Net sales of Betaferon® which became our third best selling product in Japan, increased to EUR17m (+25% currency adjusted). In the meantime over 60% of all MS patients in Japan are being treated with Betaferon®. By the end of the year we will introduce a pre-filled diluent syringe, thus making Betaferon® more user-friendly.

In the Diagnostics&Radiopharmaceuticals business area, the largest in terms of net sales in Japan, net sales were EUR245m (–3% currency adjusted). Our best selling product in this Region, Iopamiron®, defended its market position despite a decrease in net sales (–4% currency adjusted). In the market for MRI contrast agents Magnevist® continued to lead the market. Resovist®, our recently launched liver specific MRI contrast agent, achieved a market share of nearly 80% in this highly specialized segment.

Latin America/Canada Region

Net sales in the Latin America/Canada Region were EUR279m, a decrease of 15% compared to the previous year’s figure. Net sales in this Region continued to be impacted by negative exchange rate effects. However, these negative effects only amounted to –12% in the third quarter of 2003. In the first nine months of 2003 we recorded a currency adjusted increase in net sales of 14%, which comprised a volume increase of 4% and a positive price effect of 10%. We achieved positive volume increases, especially in Argentina, Mexico and Canada. We adjusted our prices in particular in those countries affected by currency devaluation.

In the Gynecology&Andrology business area, net sales amounted to EUR185m (+13% currency adjusted). While net sales of hormone therapy products decreased, currency adjusted net sales in the area of fertility control increased considerably. Net sales of Yasmin®, which in the meantime has been launched in all major Latin American markets, recorded an excellent development. In all these markets Yasmin® is among the top five products in the prescription of oral contraceptives.

Net sales in the Specialized Therapeutics business area were EUR52m (+18% currency adjusted). In this business area we achieved a good volume growth (+8%), in particular with Betaferon® and Fludara®.

In the Diagnostics&Radiopharmaceuticals business area, net sales increased by 14% currency adjusted. Above all, this was due to a significantly higher sales volume of Iopamiron®.

Asia/Middle East Region

Net sales in the Asia/Middle East Region decreased by 2% (currency adjusted) in the first nine months of 2003. Net sales in the third quarter increased by 14% currency adjusted. This increase was related to the variations during the year which characterize the business in this Region. Net sales continued to be impacted by negative exchange rate effects as well as by the loss of business due to the termination of a distribution partnership. Overall, net sales decreased by 11% to EUR156m.

In our Gynecology&Andrology business area, net sales remained almost unchanged at previous year’s level. Net sales of hormone therapy products declined. By contrast, net sales in the fertility control area increased; in particular net sales of Yasmin® were exceptionally high in the Middle East.

Net sales of our Specialized Therapeutics business area increased (+18% currency adjusted), due to a positive volume effect. Betaferon®, Fludara® and Ilomedin® continued to drive growth in this area.

Net sales of our Diagnostics&Radiopharmaceuticals business area increased by 7% after adjusting for currency effects. In particular, this was due to the strong volume growth of Ultravist®, our best selling product in this Region, in the third quarter of 2003.

Sales Trends by Business Area

Q1-3/2003

Net sales by Business Area and important indication areas*
	EURm		Change from Q1-3/2002				% of total
	Q1-3/2003	Q1-3/2002	total	volume/price	currency	structure**	Q1-3/2003	Q1-3/2002
Gynecology&Andrology***	1,194	1,223	–2%	+8%	–10%	0%	34%	33%
Fertility control	972	938	+4%	+14%	–10%	0%	27%	25%
Hormone therapy	219	280	–22%	–11%	–10%	–1%	6%	7%
Specialized Therapeutics	1,159	1,209	–4%	+5%	–9%	0%	33%	32%
Central nervous system (CNS)	623	640	–3%	+6%	–9%	0%	18%	17%
Cardiovascular	112	147	–24%	–15%	–9%	0%	3%	4%
Oncology	340	307	+11%	+13%	–12%	+10%	10%	8%
Diagnostics&Radiopharmaceuticals	959	1,035	–7%	+4%	–11%	0%	27%	28%
X-ray contrast media	442	487	–9%	0%	–9%	0%	12%	13%
MRI contrast agents	241	246	–2%	+10%	–12%	0%	7%	7%
Radiopharmaceuticals	99	110	–10%	–6%	–4%	0%	3%	3%
CM application technologies	172	185	–7%	+12%	–19%	0%	5%	5%
Dermatology	152	167	–9%	+2%	–8%	–3%	4%	4%
Other sources	90	118	–23%	–18%	–5%	0%	2%	3%
Total	3,553	3,752	–5%	+5%	–10%	0%	100%	100%

Q3/2003

Net sales by Business Area and important indication areas*
	EURm		Change from Q3/2002				% of total
	Q3/2003	Q3/2002	total	volume/price	currency	structure**	Q3/2003	Q3/2002
Gynecology&Andrology***	423	398	+6%	+12%	–6%	0%	35%	33%
Fertility control	348	303	+15%	+21%	–5%	–1%	29%	25%
Hormone therapy	74	93	–20%	–15%	–5%	0%	6%	8%
Specialized Therapeutics	392	395	–1%	+8%	–6%	–3%	32%	33%
Central nervous system (CNS)	217	209	+4%	+10%	–6%	0%	18%	17%
Cardiovascular	36	47	–25%	–19%	–6%	0%	3%	4%
Oncology	112	100	+12%	+20%	–7%	–1%	9%	8%
Diagnostics&Radiopharmaceuticals	323	337	–4%	+4%	–8%	0%	27%	28%
X-ray contrast media	147	159	–8%	–1%	–7%	0%	12%	13%
MRI contrast agents	84	80	+4%	+14%	–10%	0%	7%	7%
Radiopharmaceuticals	30	33	–9%	–7%	–2%	0%	3%	3%
CM application technologies	61	62	–2%	+13%	–15%	0%	5%	5%
Dermatology	51	51	–1%	+3%	–4%	0%	4%	4%
Other sources	27	31	–11%	–5%	–6%	0%	2%	2%
Total	1,215	1,212	0%	+8%	–7%	–1%	100%	100%

* The indented figures do not add up to the total sales figures as only the important indication areas are listed.
** Effects from acquisitions and divestitures
*** In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology to reflect our focus on specific healthcare solutions for women and men.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area rose by 8% after adjusting for currency effects. Our fertility control business developed excellently and we achieved an increase of 14% currency adjusted. This increase was mainly due to Yasmin®, our novel oral contraceptive with added benefits, net sales of which almost doubled to EUR195m in the first nine months of 2003. Continuously growing market shares of Yasmin® in all markets where it has been launched, as well as global marketing made it our number three product. We expect sales of Yasmin® to continue growing.

Net sales of hormone therapy products continued to be influenced by the controversial scientific discussion and decreased by 11% adjusted for currency and structure effects. There is no doubt that hormone replacement therapy has a proven therapeutic value in the treatment of menopausal symptoms and serves as a osteoporosis prophylaxis. In the last few years, we have successfully developed low dose products. In the meantime, we offer a range of products which enable physicians to prescribe hormone therapy on an individual basis. The doctor together with the patient should assess the advantages and disadvantages of hormone replacement therapy.

Menostar® our new estrogen patch for osteoporosis prophylaxis, has been submitted for registration in the U.S. It is the first product that contains an ultra-low dose of estradiol, which means that supplemental progestin for the protection of the uterus is not necessary. Osteoporosis is the second most prevalent disease faced by postmenopausal women.

We continue to expand our business in the area of andrology. Since May 2003 we have successfully launched Testogel®, a testosterone gel, in several European countries. Testogel® is used in particular for the treatment of age related hypogonadism (testosterone deficiency) in men. Furthermore, we soon expect the European market approval for Nebido® in Finland, which serves as the reference member state within the mutual recognition procedure. Nebido®, a testosterone depot preparation which is also used for the treatment of hypogonadism, is injected only four times a year and thus particularly user-friendly.

Specialized Therapeutics

Net sales in the Specialized Therapeutics business area rose by 5% after adjusting for currency effects mainly due to the growth of Betaferon® (+8% currency adjusted).

Clinical studies showed that high-dose treatment of multiple sclerosis with Betaferon® is more effective than low-dose therapies. Therefore, an increasing number of patients and doctors choose a high-dose product such as Betaferon® for initial treatment. In the course of the BEYOND program (Betaferon® Efficacy Yielding Outcomes of a New Dose) we are investigating if an even higher dose of Betaferon® would offer further advantages in the treatment. A pilot study showed that the double-dose of Betaferon® is safe and well tolerated.

On October 13, 2003 the U.S. Food and Drug Administration (FDA) announced the approval of a new user-friendly syringe for Betaferon®. This pre-filled diluent syringe will be launched in the U.S. in the next few months. It is already available in most countries in Europe and was recently approved by the health authorities in Canada and Japan.

The results from a phase II clinical trial with Leukine® represented an important milestone in the treatment of Crohn’s disease. Nearly half the patients treated with Leukine® (48%) showed a decrease of more than 100 points in the Crohn’s disease activity index (CDAI), and more than one third of patients (40%) achieved clinical remission by the end of the study, a significantly better result than in the placebo controlled group. Based on these positive findings, we will begin with phase III clinical trials in spring 2004.

Ventavis® was approved in all countries of the European Union in September 2003. Ventavis®, an inhalation product for the treatment of patients with primary pulmonary hypertension, is a new user-friendly treatment option for patients affected by severe symptoms and heart failure. Ventavis® has been granted “orphan drug” status and is therefore protected from generic competition until the year 2013.

Demand for Campath® continued to be strong, with an increase in net sales of 59% currency adjusted. Physicians are increasingly using Campath® earlier in the therapy program and treating patients longer with this antibody, in particular to clean the bone marrow of malignant leukocytes.

Zevalin®, our radiolabeled antibody for the treatment of a certain form of non-Hodgkin’s lymphoma (NHL), was recommended for approval by the Committee of Proprietary Medicinal Products (CPMP) in September 2003. We expect the European Commission’s marketing approval for Zevalin® within the next few months and are ready to launch the product in the EU countries as soon as approval has been granted.

Diagnostics&Radiopharmaceuticals

In the Diagnostics&Radiopharmaceuticals business area, net sales rose by 4% after adjusting for currency effects. Our MRI business developed excellently and we achieved a currency adjusted increase of 10%. Magnevist®, the leading product in the field of magnetic resonance imaging, achieved a sales growth of 8% in local currencies. The importance of MRI was underlined in October 2003 when the Nobel Prize for medicine was awarded to Paul C. Lauterbur and Sir Peter Mansfield, the two scientists who laid decisive foundations for the development of MRI. Furthermore, our business with application technology for contrast media also recorded strong growth with net sales rising by 12% after adjusting for currency effects.

Dermatology

Net sales of our dermatology products grew by 2% after adjusting for currency and structure effects. Finacea™, which we launched in the U.S. in January 2003 for the treatment of rosacea, has developed positively. Among dermatologists, Finacea™ has established itself as one of the leading brands within its target market, gaining already approximately 22% of new prescriptions.

New Research Center in Japan

Mid September 2003, we established the Nihon Schering Research Center in Kobe, Japan. This center will take the lead in the field of Regenerative Medicine within our global research organization. Regenerative Medicine includes innovative approaches such as gene or cell therapy. It promises to be of therapeutic use in the treatment of incurable, debilitating, chronic diseases with high medical need. Our aim is the regeneration and restoration of physiological functions of the body or the brain. Furthermore, the Nihon Schering Research Center in Kobe will also conduct research in oncology. We will transfer our Japanese research, currently located in Osaka and Mobara, to this new research facility, which will become operational in the course of 2004.

Capital Expenditure

Based on current exchange rates, the Group’s capital expenditure in 2003 will amount to approximately EUR280m, matching the previous year’s level. 62% of this investment total has been allocated to Germany, 13% to the other countries of the European Union and 13% to the U.S. This will enable us to respond to increased demand for products, to regulatory standards and to technological developments.

Personnel

Personnel	Q1-3/2003	Q1-3/2002	Change	Year 2002
Employees (average)	26,608	26,108	+2%	26,245
Personnel costs in EURm*	1,180	1,198	–2%	1,595

* Wages and salaries, social security and support payments, pensions

Number of employees (average)	Q1-3/2003	Q1-3/2002	Change
Schering AG	8,330	8,186	+2%
Europe Region	8,287	8,181	+1%
United States Region	3,673	3,330	+10%
Japan Region	1,576	1,628	–3%
Latin America/Canada Region	2,483	2,518	–1%
Asia/Middle East Region	1,374	1,477	–7%
Other employees	885	788	+12%
Total	26,608	26,108	+2%

The rise in the number of employees in the United States Region was mainly due to the acquisition of Leukine® as well as to the growing business with application technologies. The decrease in the Asia/Middle East Region was related to the termination of a distribution partnership in Indonesia. The increase in Other employees was due to the expansion of hormone production at our subsidiary Proquina in Mexico.

Consolidated Income Statements

EURm

	Q1-3/2003	Q1-3/2002	Change	Q3/2003	Q3/2002	Change	Year 2002
Net sales	3,553	3,752	–5%	1,215	1,212	0%	5,023
Cost of sales	–882	–900	–2%	–304	–281	+8%	–1,212
Gross profit	2,671	2,852	–6%	911	931	–2%	3,811
Costs of
marketing and selling	–1,136	–1,218	–7%	–377	–396	–5%	–1,629
engineering and administration	–408	–408	0%	–136	–139	–2%	–566
research and development	–682	–699	–2%	–247	–249	–1%	–947
Other operating expenses/income	95	17		15	–1		72
Operating profit	540	544	–1%	166	146	+14%	741
Result from investments	27	44		8	–1		19
Other financial result	–9	–37		–6	–12		–42
Income from disposal of Aventis CropScience	–	689		–	–		689
Acquisition-related expenses	–	–262		–	–262		–262
Profit from ordinary activities	558	978	–43%	168	–129	*	1,145
Income taxes	–209	–215	–3%	–70	57	*	–276
Net profit before minority interest	349	763	–54%	98	–72	*	869
Minority interest	–2	1		–1	–1		–2
Net profit	347	764	–55%	97	–73	*	867
Basic earnings per share (EUR)	1.78	3.87	–54%	0.50	–0,37	*	4.39
Diluted earnings per share** (EUR)	1.78	3.85	–54%	0.50	–0,37	*	4.38

* percentage change not meaningful
** Diluted by stock options issued as part of Long Term Incentive Plans

Our operating profit rose by 14% in the third quarter of 2003. The slight currency related decrease in gross profit was offset by profits from currency hedges. Furthermore, operating costs decreased by 3%. Overall, the operating profit in the first nine months of 2003 was at the previous year’s level.

Within the Result from investments for the first nine months, the elimination of the profit contribution from Aventis CropScience (previous year: EUR45m) was partially compensated by the profit from the sale of investments (EUR33m). The Other financial result improved due to the reduction of interest cost on pension obligations. Excluding one-time effects of EUR403m (after taxes) in the previous year, in particular from the sale of our interest in Aventis CropScience as well as acquisition-related expenses, the net profit of EUR347m was 4% below the comparable figure of the previous year.

Consolidated Balance Sheets

EURm

Assets	September 30, 2003	December 31, 2002
Goodwill	377	426
Other intangible assets	391	420
Property, plant and equipment	1,227	1,230
Financial assets	92	120
Fixed assets	2,087	2,196
Inventories	1,070	971
Receivables and other assets	1,576	1,568
Marketable securities	183	249
Cash and cash equivalents	450	408
Other non-current and current assets	3,279	3,196
	5,366	5,392

Equity and liabilities	September 30, 2003	December 31, 2002
Paid-up capital	528	528
Retained earnings	2,356	2,406
Shareholders’ equity	2,884	2,934
Minority interest	16	15
Non-current provisions and liabilities	1,132	1,136
Current provisions and liabilities	1,334	1,307
Provisions and liabilities	2,466	2,443
	5,366	5,392

Consolidated Cash Flow Statements

EURm

	Q1-3/2003	Q1-3/2002	Year 2002
Net profit before minority interest	349	763	869
Depreciation of fixed assets	216	217	318
Change in long-term provisions	13	28	29
Other non-cash expenses and income	16	–41	–40
Result from disposal of fixed assets	–45	–635	–651
Purchase of Leukine® development project	–	224	224
Cash flows before working capital changes	549	556	749
Change in inventories and receivables	–208	–243	–251
Change in liabilities and provisions (other than long-term)	71	129	86
Cash flows from operating activities	412	442	584
Purchase of fixed assets	–220	–445	–559
Proceeds from disposal of fixed assets	94	1,559	1,601
Purchase and sale of marketable securities	43	–185	–165
Purchase of Leukine® development project	–	–224	–224
Acquisitions net of cash acquired	–	8	8
Proceeds from disposal of subsidiaries net of cash disposed	–	–	24
Cash flows used in/from investing activities	–83	713	685
Dividend payment of Schering AG	–180	–164	–164
Change in financial liabilities	–10	–43	–133
Funding of “Schering Pension Trust”	–	–500	–500
Purchase of treasury shares	–90	–210	–234
Cash flows used in financing activities	–280	–917	–1,031
Net change in cash and cash equivalents	49	238	238
Effects of exchange-rate movements on cash and cash equivalents	–7	–17	–22
Cash and cash equivalents at January 1	408	192	192
Cash and cash equivalents at September 30 / December 31	450	413	408

Consolidated Statements of Changes in Shareholders’ Equity

EURm

	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Shareholders’ equity
January 1, 2002	528	1,895	101	32	2,556
Changes in unrealized gains/losses	–	–	–	–23	–23
Translation adjustments	–	–	–161	–	–161
Dividend payment of Schering AG	–	–164	–	–	–164
Net profit	–	764	–	–	764
Purchase of treasury shares	–	–210	–	–	–210
Issue of treasury shares	–	148	–	–	148
September 30, 2002	528	2,433	–60	9	2,910
	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Shareholders’ equity
January 1, 2003	528	2,512	–133	27	2,934
Changes in unrealized gains/losses	–	–	–	–22	–22
Translation adjustments	–	–	–105	–	–105
Dividend payment of Schering AG	–	–180	–	–	–180
Net profit	–	347	–	–	347
Purchase of treasury shares	–	–90	–	–	–90
September 30, 2003	528	2,589	–238	5	2,884

Segment Reporting

EURm

Q1-3/2003	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance	Change year- on-year	Segment result	Change year- on-year
Europe Region	2,439	665	1,774	0%	768	–3%	409	–5%
United States Region	878	4	874	–7%	266	+6%	69	+11%
Japan Region	369	–	369	–13%	151	–6%	68	–3%
Latin America/Canada Region	336	57	279	–15%	99	–8%	36	+6%
Asia/Middle East Region	166	10	156	–11%	59	–13%	18	–40%
Other Activities	190	89	101	–13%	44	–30%	3	–87%
Segment total	4,378	825	3,553	–5%	1,387	–4%	603	–7%
Research and development expenses	–	–	–	–	–682	–2%	–	–
Central production overhead and production variances	–	–	–	–	–102	+13%	–	–
Other	–	–	–	–	–63	–41%	–63	–41%
Schering AG Group	4,378	825	3,553	–5%	540	–1%	540	–1%

EURm

Q1-3/2002	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance	Change year- on-year	Segment result	Change year- on-year
Europe Region	2,462	692	1,770	+8%	788	+11%	431	+18%
United States Region	944	4	940	+18%	252	+13%	62	+88%
Japan Region	425	1	424	–10%	160	–3%	70	+1%
Latin America/Canada Region	363	37	326	–12%	108	–15%	34	–55%
Asia/Middle East Region	184	8	176	+7%	68	+11%	30	–14%
Other Activities	205	89	116	–10%	63	–3%	23	–26%
Segment total	4,583	831	3,752	+5%	1,439	+6%	650	+7%
Research and development expenses	–	–	–	–	–699	+7%	–	–
Central production overhead and production variances	–	–	–	–	–90	+1%	–	–
Other	–	–	–	–	–106	–9%	–106	–9%
Schering AG Group	4,583	831	3,752	+5%	544	+10%	544	+10%

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

Further Information

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies. The Interim Report complies with International Accounting Standard IAS 34.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (Basis: 1EUR)		Average rate (Basis: 1EUR)
	September 30, 2003	September 30, 2002	Q1-3/2003	Q1-3/2002
U.S. dollar	1.17	0.99	1.12	0.93
Pound sterling	0.70	0.63	0.69	0.63
Brazilian real	3.41	3.82	3.47	2.50
Japanese yen	128.80	119.67	131.86	116.65

Outlook

Due to the positive development of our business in third quarter, we can reaffirm our sales forecast for the full year as announced in July 2003. In the United States, we expect for the full year the same disproportionately high growth in net sales of 12% in local currency as in the first nine months.

We also anticipate that earnings per share will be 3% to 6% below previous year’s figure excluding the income from the sale of our stake in Aventis CropScience and other one-time effects. This takes into consideration the fact that exchange rates continue to vary and that fourth quarter earnings in the previous year were comparatively high.

Berlin, October 27, 2003

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on October 27, 2003, the Interim Report Q1-3/2003 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, October 27, 2003

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: October 27, 2003